JinkoSolar Announces Results of 2012 Annual General Meeting

SHANGHAI, Nov. 20, 2012 /PRNewswire via COMTEX/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a leading global solar power product manufacturer, today announced that all shareholders resolutions proposed at the Company's 2012 annual general meeting held today were duly passed. Specifically, the shareholders passed the following resolutions approving:

1. The re-election of Mr. Steven Markscheid as a director of the Company;

2. The re-election of Mr. Wing Keong Siew as a director of the Company;

3. The ratification of the appointment of Ernst & Young Hua Ming as auditors of the Company for the fiscal year of 2012;

4. The authorization of the directors of the Company to determine the remuneration of the auditors; and

5. The authorization of each of the directors of the Company to take any and every action that might be necessary to effect the forgoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, U.S.; Queensland, Australia; Ontario, Canada and Singapore.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon wafers, solar cells and solar modules as of September 30, 2012. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including in Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China and other countries and regions.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86 10 5826 4939

Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1 480 614 3003

Email: jbloker@christensenIR.com